Exhibit 99.1

Cango Inc. Announces Effective Date and Ratio for Share Consolidation

Dallas, Texas, July 10, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that, pursuant to the authorization granted by the Company's shareholders at the extraordinary general meeting held on June 24, 2026, its board of directors has determined the effective date and share consolidation ratio for its previously approved share consolidation.

The Company will effect the consolidation of its authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares on a 10-for-1 ratio, whereby every ten shares will be consolidated into one share of the same class. The share consolidation will take effect at 5:00 P.M. Eastern Time on July 20, 2026.

The Company expects its Class A ordinary shares to begin trading on the New York Stock Exchange on a post-share consolidation basis at the opening of trading on July 21, 2026, under the Company's existing ticker symbol “CANG” and a new CUSIP number of G1820C 110.

Upon effectiveness of the share consolidation, the Company's authorized share capital will remain US$100,000 and will be divided into 100,000,000 ordinary shares with a par value of US$0.001 each, comprising (i) 92,067,428 Class A ordinary shares with a par value of US$0.001 each, and (ii) 7,932,572 Class B ordinary shares with a par value of US$0.001 each.

No fractional shares will be issued in connection with the share consolidation. In the event that a shareholder would otherwise be entitled to receive a fractional share upon the share consolidation, the total number of shares to be received by that shareholder will be rounded down to the next whole share. Any fraction of a share resulting from the share consolidation will be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company without the payment of any consideration to the holder thereof.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

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